UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

EUDA HEALTH HOLDINGS LIMITED

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

G3142E105

(CUSIP Number)

DECEMBER 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 9 Pages

CUSIP No. G3142E105	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON TAN MENG DONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION SINGAPOREAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,502,525 ORDINARY SHARES (1) (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,502,525 ORDINARY SHARES (1) (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,502,525 ORDINARY SHARES (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.40% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	EACH ORDINARY SHARE IS ENTITLED TO ONE VOTE PER SHARE.
(2)	INCLUDING 2,223,850 ORDINARY SHARES HELD BY 8I HOLDINGS 2 PTE. LTD.. AS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HOLDINGS 2 PTE. LTD., MR TAN HAS SOLE VOTING AND DISPOSITIVE POWER OVER THOSE SHARES. THE ADDRESS FOR 8I HOLDINGS 2 PTE LTD IS C/O 6 EU TONG SEN STREET #08-13 SINGAPORE 059817.
(3)	THE CALCULATIONS IN THE TABLE ABOVE ARE BASED ON 24,627,509 ORDINARY SHARES OUTSTANDING AS OF DECEMBER 31, 2023.

CUSIP No. G3142E105	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON 8I HOLDINGS 2 PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,223,850 ORDINARY SHARES (1) (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,223,850 ORDINARY SHARES (1) (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,223,850 ORDINARY SHARES (1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.03% (3)
12	TYPE OF REPORTING PERSON* CO

(1)	EACH ORDINARY SHARE IS ENTITLED TO ONE VOTE PER SHARE.
(2)	AS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HOLDINGS 2 PTE. LTD., MR TAN HAS SOLE VOTING AND DISPOSITIVE POWER OVER THOSE SHARES. THE ADDRESS FOR 8I HOLDINGS 2 PTE LTD IS C/O 6 EU TONG SEN STREET #08-13 SINGAPORE 059817.
(3)	THE CALCULATIONS IN THE TABLE ABOVE ARE BASED ON 24,627,509 ORDINARY SHARES OUTSTANDING AS OF DECEMBER 31, 2023.

Item 1.

(a)	Name of Issuer: EUDA HEALTH HOLDINGS LIMITED

(b)	(1) Address of Issuer’s Principal Executive Offices: 1 PEMIMPIN DRIVE #12-06, ONE PEMIMPIN SINGAPORE 576151

Item 2.

(a)	Name of Person Filing:

The schedule 13g is filed by Tan Meng Dong, a Singapore individual, and 8i Holdings 2 Pte. Ltd. (“8i”), a Singapore company. Mr Tan is the sole shareholder and director of 8i Holdings 2 Pte. Ltd. and Mr Tan has sole voting and dispositive power over the reported shares.

(b)	Address of Principal Business Office or if none, Residence:

Mr Tan and 8i have a business address of c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.

(c)	Citizenship:

MR TAN IS A SINGAPOREAN AND 8I IS A SINGAPORE COMPANY.

(d)	Title of Class of Securities: ORDINARY SHARES, NO PAR VALUE

(e)	CUSIP Number: G3142E105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

TAN MENG DONG – 6,502,525 (1)

8I HOLDINGS 2 PTE. LTD. – 2,223,850 (2)

(1)	INCLUDING 2,223,850 ORDINARY SHARES HELD BY 8I HOLDINGS 2 PTE. LTD.. AS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HOLDINGS 2 PTE. LTD., MR TAN HAS SOLE VOTING AND DISPOSITIVE POWER OVER THOSE SHARES. THE ADDRESS FOR 8I HOLDINGS 2 PTE LTD IS C/O 6 EU TONG SEN STREET #08-13 SINGAPORE 059817.

(2)	AS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HOLDINGS 2 PTE. LTD., MR TAN HAS SOLE VOTING AND DISPOSITIVE POWER OVER THOSE SHARES. THE ADDRESS FOR 8I HOLDINGS 2 PTE LTD IS C/O 6 EU TONG SEN STREET #08-13 SINGAPORE 059817.

(b)	Percent of Class:

TAN MENG DONG – 26.40% (1) (2)

8I HOLDINGS 2 PTE. LTD. - 9.03% (1) (2)

(1)	INCLUDING 2,223,850 ORDINARY SHARES HELD BY 8I HOLDINGS 2 PTE. LTD.. AS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HOLDINGS 2 PTE. LTD., MR TAN HAS SOLE VOTING AND DISPOSITIVE POWER OVER THOSE SHARES. THE ADDRESS FOR 8I HOLDINGS 2 PTE LTD IS C/O 6 EU TONG SEN STREET #08-13 SINGAPORE 059817.

(2)	AS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HOLDINGS 2 PTE. LTD., MR TAN HAS SOLE VOTING AND DISPOSITIVE POWER OVER THOSE SHARES. THE ADDRESS FOR 8I HOLDINGS 2 PTE LTD IS C/O 6 EU TONG SEN STREET #08-13 SINGAPORE 059817.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

6,502,525 ORDINARY SHARES OF WHICH 4,278,675 ARE DIRECTLY OWNED BY TAN MENG DONG AND 2,223,850 ARE DIRECTLY OWNED BY 8I HOLDINGS 2 PTE. LTD. (MR TAN IS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HLDINGS 2 PTE. LTD., AND HAS SOLE VOTING AND DISPOSITIVE POWER OVER THE SHARES).

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

6,502,525 ORDINARY SHARES OF WHICH 4,278,675 ARE DIRECTLY OWNED BY TAN MENG DONG AND 2,223,850 ARE DIRECTLY OWNED BY 8I HOLDINGS 2 PTE. LTD. (MR TAN IS THE SOLE SHAREHOLDER AND DIRECTOR OF 8I HLDINGS 2 PTE. LTD., AND HAS SOLE VOTING AND DISPOSITIVE POWER OVER THE SHARES).

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class: NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2024

TAN MENG DONG

By	/s/ TAN MENG DONG
Name:	TAN MENG DONG

8I HOLDINGS 2 PTE. LTD.

By	/s/ TAN MENG DONG
Name:	TAN MENG DONG
Title:	SOLE SHAREHOLDER AND DIRECTOR

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.